Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Alvarium Tiedemann Holdings, Inc. (formerly known as Cartesian Growth Corporation) on Form S-1 of our report dated March 17, 2022, which includes an explanatory paragraph as to Cartesian Growth Corporation (now known as Alvarium Tiedemann Holdings, Inc.) ability to continue as a going concern with respect to our audit of the financial statements of Cartesian Growth Corporation (now known as Alvarium Tiedemann Holdings, Inc.) as of December 31, 2021 and December 31, 2020 and for the year ended December 31, 2021 and for the period from December 18, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

West Palm Beach, FL

January 27, 2023